CTDC Enters Into Agreement with Wanhe Investment for Private Placement of US$6 Million Common Shares

HONG KONG – April 29, 2010– China Technology Development Group Corporation (“CTDC” or the “Company”; NASDAQ: CTDC) today announces that the Company entered into a Subscription Agreement (the “Subscription Agreement”) with China Wanhe Investment Limited (the “Subscriber” or “Wanhe Investment”), an industrial investment company in China, in connection with a private placement transaction of 2 million shares of the Company’s common stock, of which proposed to finance US$6 million.

Pursuant to the Subscription Agreement, the Company agreed to sell, and the Subscriber agreed to purchase, 2 million shares of the Company’s common stock, par value US$0.01 per share, at a price of US$3.01 per share. CTDC intends to use the net proceeds of approximately US$6 million from the private placement to develop and operate the Xinhua Multimedia project, including the purchase of flat-panel displays, content management system, advertising business development and daily operations.

Mr. Alan Li, Chairman of the Board & CEO of CTDC, said, “We are very excited to cooperate with Wanhe to invest in the Xinhua Multimedia project. With the backdrop of Triple Play (the integration of telecom network, internet and cable TV network in China), we are optimistic about the perspective of Xinhua Multimedia project.”

About CTDC:
CTDC is a growing integrated clean energy group based in China to provide solar energy products and solutions. CTDC’s major shareholders include China Merchants Group (http://www.cmhk.com), a state-owned conglomerate in China, and Beijing Holdings Limited, the largest offshore subsidiary established by Beijing Municipal Government. For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement:
Certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2008 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. CTDC does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.